Exhibit 99.24

Condensed interim consolidated financial statements of

Prometic Life Sciences Inc.

For the quarter ended March 31, 2019

(unaudited)

PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars) (Unaudited)

	March 31, 2019	December 31, 2018
ASSETS (note 13)
Current assets
Cash	$9,056	$7,389
Accounts receivable (note 3)	11,653	11,882
Income tax receivable	8,095	8,091
Inventories (note 4)	10,838	12,028
Prepaids	2,549	1,452

Total current assets	42,191	40,842
Long-term income tax receivable	115	117
Other long-term assets (note 5)	414	411
Capital assets (note 6)	39,685	41,113
Right-of-use assets (note 7)	37,944	—
Intangible assets (note 8)	19,683	19,803
Deferred tax assets	606	606

Total assets	$140,638	$102,892

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 10)	$29,376	$31,855
Deferred revenues	516	507
Current portion of lease liabilities (note 11)	9,593	—
Warrant liability (note 12)	1,522	157
Current portion of long-term debt (note 13)	3,328	3,211

Total current liabilities	44,335	35,730
Long-term portion of deferred revenues	170	170
Long-term portion of lease liabilities (note 11)	33,532	—
Long-term portion of operating and finance lease inducements and obligations	—	1,850
Other long-term liabilities (note 14)	3,751	5,695
Long-term debt (note 13)	142,911	122,593

Total liabilities	$224,699	$166,038

EQUITY
Share capital (note 16a)	$589,602	$583,117
Contributed surplus (note 16b)	23,455	21,923
Warrants (note 16c)	95,296	95,296
Accumulated other comprehensive loss	(1,175)	(1,252)
Deficit	(784,099)	(755,688)

Deficiency attributable to owners of the parent	(76,921)	(56,604)
Non-controlling interests (note 17)	(7,140)	(6,542)

Total deficiency	(84,061)	(63,146)

Total liabilities and equity	$140,638	$102,892

Subsequent event (note 20)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts) (Unaudited)

Quarters ended March 31,	2019	2018
Revenues (note 18)	$8,233	$4,292
Expenses
Cost of sales and other production expenses (note 4)	4,352	4,766
Research and development expenses	19,192	22,416
Administration, selling and marketing expenses	7,644	7,703
Loss (gain) on foreign exchange	(1,783)	1,111
Finance costs	7,353	4,243
Loss on extinguishments of liabilities (note 16)	80	—
Change in fair value of financial instruments measured at fair value through profit or loss (note 12)	229	—

Net loss before income taxes	$(28,834)	$(35,947)

Income tax recovery:
Current	—	(1)
Deferred	—	(1,331)

	—	(1,332)

Net loss	$(28,834)	$(34,615)

Net loss attributable to:
Owners of the parent	(28,136)	(31,671)
Non-controlling interests (note 17)	(698)	(2,944)

	$(28,834)	$(34,615)

Loss per share
Attributable to the owners of the parent
Basic and diluted	$(0.04)	$(0.04)

Weighted average number of outstanding shares (in thousands)	734,248	711,697

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars) (Unaudited)

Quarters ended March 31,	2019	2018
Net loss	$(28,834)	$(34,615)
Other comprehensive income
Items that may be subsequently reclassified to profit and loss:
Change in unrealized foreign exchange differences on translation of financial statements of foreign subsidiaries	77	1,315

Total comprehensive loss	$(28,757)	$(33,300)

Total comprehensive loss attributable to:
Owners of the parent	(28,059)	(30,356)
Non-controlling interests	(698)	(2,944)

	$(28,757)	$(33,300)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity (deficiency) attributable to owners of the parent
				Foreign
				currency			Non-
	Share	Contributed		translation			controlling	Total equity
	capital	surplus	Warrants	reserve	Deficit	Total	interests	(deficiency)
	$	$	$	$	$	$	$	$
Balance at January 1, 2018	575,150	16,193	73,944	(1,622)	(541,571)	122,094	21,447	143,541
Net loss	—	—	—	—	(31,671)	(31,671)	(2,944)	(34,615)
Foreign currency translation reserve	—	—	—	1,315	—	1,315	—	1,315
Issuance of shares (note 16a)	1,960	—	—	—	—	1,960	—	1,960
Share-based payments expense (note 16b)	—	1,120	—	—	—	1,120	—	1,120
Exercise of stock options (note 16b)	437	(177)	—	—	—	260	—	260
Issuance of warrants (note 16c)	—	—	7,313	—	—	7,313	—	7,313
Share and warrant issuance cost	—	—	—	—	(32)	(32)	—	(32)
Effect of funding arrangements
on non-controlling interests (note 17)	—	—	—	—	(1,655)	(1,655)	1,655	—

Balance at March 31, 2018	577,547	17,136	81,257	(307)	(574,929)	100,704	20,158	120,862

Balance at January 1, 2019	583,117	21,923	95,296	(1,252)	(755,688)	(56,604)	(6,542)	(63,146)
Net loss	—	—	—	—	(28,136)	(28,136)	(698)	(28,834)
Foreign currency translation reserve	—	—	—	77	—	77	—	77
Issuance of shares (note 16a)	6,485	—	—	—	—	6,485	—	6,485
Share-based payments expense (note 16b)	—	1,532	—	—	—	1,532	—	1,532
Share issuance cost	—	—	—	—	(175)	(175)	—	(175)
Effect of funding arrangements on non-controlling interests (note 17)	—	—	—	—	(100)	(100)	100	—

Balance at March 31, 2019	589,602	23,455	95,296	(1,175)	(784,099)	(76,921)	(7,140)	(84,061)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars) (Unaudited)

Quarters ended March 31,	2019	2018
Cash flows used in operating activities
Net loss for the period	$(28,834)	$(34,615)
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	5,796	4,814
Change in operating inducements and obligations	—	(1,141)
Carrying value of capital and intangible assets disposed	132	72
Change in fair value of financial instruments measured at fair value through profit or loss (note 12)	229	—
Change in other long-term assets	—	(264)
Loss on extinguishments of liabilities (note 16a)	80	—
Deferred income taxes	—	(1,331)
Share-based payments expense (note 16b)	1,532	1,120
Depreciation of capital assets (note 6)	925	1,037
Depreciation of right-of-use assets (note 7)	1,211	—
Amortization of intangible assets (note 8)	299	245

	(18,630)	(30,063)
Change in non-cash working capital items	1,103	(2,417)

	$(17,527)	$(32,480)

Cash flows from financing activities
Proceeds from share issuances (note 16a)	4,351	—
Proceeds from debt and warrant issuances (notes 12,13, and 16c)	19,859	25,155
Repayment of principal on long-term debt (note 13)	(165)	(1,361)
Repayment of interest on long-term debt (note 13)	(2,182)	—
Exercise of options (note 16b)	—	260
Payments of principal on lease liabilities (note 11)	(947)	—
Payment of interest on lease liabilities (note 11)	(316)	—
Debt, share and warrants issuance costs	(126)	(131)
Payments of principal under finance leases	—	(46)

	$20,474	$23,877

Cash flows used in investing activities
Additions to capital assets	(820)	(727)
Additions to intangible assets	(421)	(311)
Interest received	14	32

	$(1,227)	$(1,006)

Net change in cash during the period	1,720	(9,609)
Net effect of currency exchange rate on cash	(53)	312
Cash, beginning of period	7,389	23,166

Cash, end of period	$9,056	$13,869

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

1.	Nature of operations and going concern

Prometic Life Sciences Inc. (“Prometic” or the “Corporation”), incorporated under the Canada Business Corporations Act, is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF), biopharmaceutical Corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (Small molecule therapeutics) stems from the insights into the interaction of two receptors which Prometic believes are at the core of how the body heals: our lead small molecule drug candidate PBI 4050, modulates these to promote tissue regeneration and scar resolution as opposed to fibrosis. The second drug discovery and development platform (Plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen) (“Ryplazim™”). The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals.

The Corporation’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Prometic has Research and Development (“R&D”) facilities in the U.K., the U.S. and Canada, manufacturing facilities in the Isle of Man and Canada and business development activities in Canada, the U.S, Europe and Asia.

The unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis, which presumes the Corporation will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The use of this assumption may not be appropriate as Prometic’s main activities continue to be in the R&D stage and during the quarter ended March 31, 2019, the Corporation incurred a net loss of $28.8 million and used $17.5 million in cash for its operating activities.

On April 23, 2019, Prometic closed an equity financing for gross proceeds of $75,000 and completed a debt restructuring with its principal lender Structured Alpha (“SALP”) whereby most of its long-term debt has been converted into common shares of the Corporation, leaving debts totalling $10,988 in principal which includes $10,000 and $988 in SALP and third party debt, respectively). These transactions have significantly improved the financial situation of Prometic. Nonetheless, the Corporation needs additional sources of financing to ensure it has sufficient funds to continue its operations for a period extending beyond a year. The Corporation has announced it will proceed with a rights offering in May 2019 which could bring additional gross proceeds of $75,000. The Corporation also continues to be in licensing discussions with potential partners as it also continues to work towards refiling its Biological License Application (“BLA”) of its most advanced product, RyplazimTM. Despite the Corporation’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its access to further funding.

These circumstances indicate the existence of a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern. These unaudited condensed interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue as a going concern. Such adjustments could be material.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

2.	Significant accounting policies

a)	Accounting framework

These unaudited condensed interim consolidated financial statements (“interim financial statements”) for the quarter ended March 31, 2019 have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS and which can be found at www.sedar.com.

These interim financial statements were approved for issue on May 8, 2019 by the Corporation’s Board of Directors.

b)	Adoption of new accounting standards

The accounting policies used in these condensed interim consolidated financial statements are consistent with those applied by the Corporation in its December 31, 2018 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Corporation and were adopted by the Corporation as of January 1, 2019 as described below.

IFRS 16, Leases (“IFRS 16”)

IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is less than 12 months, or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained.

Effective January 1, 2019, the Corporation adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. The cumulative effect of initially applying the standard is recognized at the date of initial application. The current and long-term portions of operating and finance lease inducements and obligations presented in the statement of financial position at December 31, 2018, reflect the accounting treatment under IAS 17 and related interpretations.

The Corporation elected to use the transitional practical expedient allowing the standard to be applied only to contracts that were previously identified as leases under IAS 17 and IFRIC 4, Determining whether an arrangement contains a lease at the date of initial application. The Corporation applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

The Corporation also elected to record right-of-use assets for leases previously classified as operating leases under IAS 17 based on the corresponding lease liability, adjusted for prepaids or liabilities existing at the date of the transition that relate to the lease. When measuring lease liabilities, the Corporation discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average discount rate applied to the total lease liabilities recognized on transition was 18.54%. For leases that were previously classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of adoption was established as the carrying amount of the lease asset classified in capital assets and the finance lease obligation at December 31, 2018. These assets and liabilities are grouped under right-of-use assets and lease liabilities as of January 1, 2019 and IFRS 16 applies to these leases as of that date.

In addition, the Corporation elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases for which it is not required to recognize a right-of-use asset and a corresponding lease liability. The Corporation also elected to not apply IFRS 16 when the underlying asset in a lease is of low value.

The Corporation has elected, for the class of assets related to the lease of building space, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The table below shows which line items of the consolidated financial statements were affected by the adoption of IFRS 16 and the impact. There was no net impact on the deficit.

	As reported as at December 31, 2018	Adjustments for the transition to IFRS 16	Balance as at January 1, 2019
Assets
Prepaids	$1,452	$(84)	$1,368
Capital assets (note 6)	41,113	(1,043)	40,070
Right-of-use assets (note 7)	—	39,149	39,149
Liabilities
Accounts payable and accrued liabilities (note 10)	$31,855	$(2,499)	$29,356
Current portion of lease liabilities (note 11)	—	8,575	8,575
Long-term portion of lease liabilities (note 11)	—	34,126	34,126
Long-term portion of operating and finance lease inducements and obligations	1,850	(1,850)	—
Other long-term liabilities (note 14)	5,695	(330)	5,365

Prior to adopting IFRS 16, the total minimum operating lease commitments as at December 31, 2018 were $74,977. The decrease between the total of the minimum lease payments set out in Note 29 of the audited annual consolidated financial statements for the year ended December 31, 2018 and the total lease liabilities recognized on adoption of $42,701 was principally due to the effect of discounting on the minimum lease payments. The amount also decreased slightly due to the fact that certain costs that are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate, were previously included in the lease commitment table whereas they are not included in the calculation of the lease liabilities. These impacts were partially offset by the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods that had not yet been exercised as at December 31, 2018 which effect is to increase the liability. Right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

The consolidated statement of operations for the quarter ended March 31, 2019 was impacted by the adoption of IFRS 16 as the recording of depreciation of the right-of-use assets continues to be recorded in the same financial statement line items as it was previously while the implicit financing component of leasing agreements is now recorded under finance costs. The impact is not simply in the form of a reclass but also in terms of measurement, which are very much affected by the discount rates used and whether the Corporation has included renewal periods when calculating the lease liability.

The consolidated cash flow statement for the quarter ended March 31, 2019 was also impacted since the cash flows attributable to the lease component of the lease agreements are now shown as payments of principal and interest on lease liabilities which are now part of cash flows from financing activities.

Management is not able to quantify these differences since it did not restate the 2018 consolidated financial statements and therefore does not have the comparative data.

c)	Accounting policies not disclosed in the December 31, 2018 consolidated financial statements

Following the adoption of IFRS 16, the Corporation has established the following accounting policies pertaining to leases that are applicable as of January 1, 2019.

Leases

At the inception of a contract, the Corporation assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Right-of-use assets

The Corporation recognises a right-of-use asset at the commencement date of a lease which is when the date at which the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Corporation is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use asset is depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Lease liabilities

At the commencement date of a lease, the Corporation recognizes a lease liability measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Corporation and payments of penalties for terminating a lease, if the lease term reflects the Corporation exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Corporation uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of a lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of a lease liability is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment whether the underlying asset will be purchased.

Short-term leases and leases of low-value assets

The Corporation applies the short-term lease recognition exemption to leases of 12 months or less. It also applies the lease of low-value assets recognition exemption for lease that are considered of low value i.e. below seven thousand dollars. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

d)	Significant judgments and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. As a result of the application of IFRS 16 Leases, the Corporation has modified its disclosure on significant judgments relating to lease liabilities. The other significant accounting judgments and critical accounting estimates applied by the Corporation, disclosed in the consolidated financial statements for the year ended December 31, 2018, remain unchanged.

Leases - The Corporation determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain that this option will not be exercised.

The Corporation has the option, under some of its leases to lease the assets for additional terms of up to fifteen years. The Corporation applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Corporation reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

The Corporation included the renewal period as part of the lease term for a manufacturing plant lease which it estimated it is reasonably certain to exercise the option to renew due to the importance of this asset to its operations, the limited availability on the market of a similar asset with similar rental terms and the related cost of moving the production equipment to another facility.

3.	Accounts receivable

	March 31, 2019	December 31, 2018
Trade receivables	$6,158	$7,051
Tax credits and government grants receivable	4,029	3,737
Sales taxes receivable	913	774
Other receivables	553	320

	$11,653	$11,882

4.	Inventories

	March 31, 2019	December 31, 2018
Raw materials	$5,453	$5,428
Work in progress	3,326	3,740
Finished goods	2,059	2,860

	$10,838	$12,028

Inventories in the amount of $3,355 were recognized as cost of sales and other production expenses during the quarter ended March 31, 2019, ($2,315 for the quarter ended March 31, 2018). Inventory write-downs of $414 were recorded during the quarter ended March 31, 2019 ($1,695 for the quarter ended March 31, 2018).

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

5.	Other long-term assets

	March 31, 2019	December 31, 2018
Restricted cash	$240	$245
Long-term deposits	150	142
Equity investments in scope of IFRS 9	24	24

	$414	$411

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

6.	Capital assets

	Land and Buildings	Leasehold improvements	Production and laboratory equipment	Furniture and computer equipment	Total
Cost
Balance at December 31, 2018	$4,567	$16,034	$38,885	$3,786	$63,272
Impact of adopting IFRS 16 1)	—	—	(1,170)	—	(1,170)

Balance at January 1, 2019	4,567	16,034	37,715	3,786	62,102
Additions	—	520	36	17	573
Disposals	—	—	—	(12)	(12)
Effect of foreign exchange differences	—	(25)	(3)	2	(26)

Balance at March 31, 2019	$4,567	$16,529	$37,748	$3,793	$62,637

Accumulated depreciation
Balance at December 31, 2018	$414	$4,421	$15,071	$2,253	$22,159
Impact of adopting IFRS 16 1)	—	—	(127)	—	(127)

Balance at January 1, 2019	414	4,421	14,944	2,253	22,032
Depreciation expense	48	161	549	167	925
Disposals	—	—	—	(12)	(12)
Effect of foreign exchange differences	—	3	4	—	7

Balance at March 31, 2019	$462	$4,585	$15,497	$2,408	$22,952

Carrying amounts
At March 31, 2019	$4,105	$11,944	$22,251	$1,385	$39,685
At January 1, 2019	4,153	11,613	22,771	1,533	40,070
At December 31, 2018	4,153	11,613	23,814	1,533	41,113

1)	The balance of fixed assets capitalized as finance lease assets under IAS 17 where transferred to right-of-use assets upon adoption of IFRS 16 (note 2).

As at March 31, 2019, there are $8,087 and $7,086 of production and laboratory equipment and leasehold improvements, respectively, net of government grants, that are not yet available for use and for which depreciation has not started ($8,322 and $6,610 as of December 31, 2018).

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

7.	Right-of-use assets

	Buildings	Production and laboratory equipment	Computer equipment	Total
Cost
Transfer from capital assets on adoption of IFRS 16 (note 6)	$—	$1,170	$—	$1,170
Initial recognition of assets under operating leases on adoption of IFRS 16	37,552	460	94	38,106

Balance at January 1, 2019	37,552	1,630	94	39,276
Effect of foreign exchange differences	5	—	—	5

Balance at March 31, 2019	$37,557	$1,630	$94	$39,281

Accumulated depreciation
Transfer from capital assets on adoption of IFRS 16 (note 6)	$—	$127	$—	$127

Balance at January 1, 2019	—	127	—	127
Depreciation expense	1,053	148	10	1,211
Effect of foreign exchange differences	—	(1)	—	(1)

Balance at March 31, 2019	$1,053	$274	$10	$1,337

Carrying amounts
At March 31, 2019	$36,504	$1,356	$84	$37,944
At January 1, 2019	37,552	1,503	94	39,149

8.	Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2019	$160,782	$6,997	$3,286	$171,065
Additions	—	129	181	310
Disposals	—	(494)	—	(494)
Effect of foreign exchange differences	—	3	—	3

Balance at March 31, 2019	$160,782	$6,635	$3,467	$170,884

Accumulated amortization
Balance at January 1, 2019	$147,356	$2,838	$1,068	$151,262
Amortization expense	102	101	96	299
Disposals	—	(362)	—	(362)
Effect of foreign exchange differences	1	1	—	2

Balance at March 31, 2019	$147,459	$2,578	$1,164	$151,201

Carrying amounts
At March 31, 2019	$13,323	$4,057	$2,303	$19,683
At December 31, 2018	13,426	4,159	2,218	19,803

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

9.	Investment in an associate

In February 2019, the Corporation decided that it was no longer part of its strategy to pursue the development of Inter-alpha Inhibitor proteins and has undertaken discussions with ProThera Biologics, Inc. (“ProThera”) to terminate the various corporate and commercial agreements it has in place with ProThera. The Corporation determined that, from that point on, it no longer had significant influence over Prothera and therefore changed its accounting for its investment in ProThera’s common shares as an investment in an associate to that of a financial asset at fair value through profit and loss. The fair value of such financial asset was evaluated at $nil both in February and March 2019. Consequently, any future transactions between the Corporation and ProThera will no longer be disclosed as related party transaction.

10.	Accounts payable and accrued liabilities

	March 31, 2019	December 31, 2018
Trade payables	$22,367	$21,097
Wages and benefits payable	3,976	1,975
Current portion of operating and finance lease inducements and obligations	—	5,844
Current portion of settlement fee payable (note 14)	106	102
Current portion of royalty payment obligations (note 14)	37	68
Current portion of license acquisition payment obligation (note 14)	1,335	1,363
Current portion of other employee benefit liabilities (note 14)	1,555	1,406

	$29,376	$31,855

11.	Lease liabilities

Transfer of finance leases from operating and finance lease inducements and obligations	$846
Initial recognition of lease liabilities under operating leases on adoption of IFRS 16	41,855

Balance at January 1, 2019	$42,701
Interest expense	1,788
Payments	(1,263)
Effect of foreign exchange differences	(101)

Balance at March 31, 2019	$43,125
Less current portion of lease liabilities	9,593

Long-term portion of lease liabilities	$33,532

Interest expense on lease liabilities for the quarter ended March 31, 2019 was 1,788 and is included as part of finance costs in the consolidated statement of operations.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

12.	Warrant liability

As consideration for the modification of the terms of the loan agreements on November 14, 2018 (note 13), the Corporation had a commitment to issue warrants (“Warrants #9”) to the holder of the long-term debt on or before March 20, 2019. The exact number of warrants to be issued was based on the number of warrants necessary to increase the ownership of the holder of the long-term debt to 19.99% on a fully diluted basis at the date of issuance.

On February 22, 2019, the Corporation further amended the fourth loan agreement with the addition of two tranches, one of US$10 million and another one of US$5 million, that were drawn on February 22, 2019 and March 22, 2019, respectively. As consideration for the modification to the fourth loan agreement, the Corporation amended the terms applicable at the time of issuance of Warrants #9 to reduce the originally agreed exercise price from $1.00 to $0.15636 per preferred share and to grant the Warrants #9 concurrently with the modification. Accordingly, the Corporation granted 19,401,832 warrants on February 22, 2019. Each warrant entitles the holder to acquire one preferred share (note 16c) at a price of $0.15636 per preferred share and will expire on February 22, 2027. The Warrants #9 does not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they must be accounted for as a financial instrument carried at fair value through profit or loss.

The change in fair value of the warrant liability between December 31, 2018 and prior to its modification on February 22, 2019, in the amount of $218 was recorded in the consolidated statement of operations. The Corporation recorded the increase in fair value of the warrants of $1,137 resulting from the reduction of the exercise price of Warrants #9 on February 22, 2019 against the two additional tranches of the credit facility, treating the increase as financing fees. The change in fair value of the warrant liability after the modification between February 22, 2019 and March 31, 2019 of $11 was recorded in the consolidated statements of operations. The estimated fair value of these warrants at March 31, 2019 was $1,522.

The fair values of Warrants #9 on the various date were calculated using a Black-Scholes option pricing model with the assumptions provided in the table below. In order to estimate the fair value of the underlying preferred share, the Corporation has used the market price of Prometic’s common shares at the measurement date, discounted for the fact that the preferred shares are illiquid. The value of the discount was calculated using a European put option model to sell a common share of Prometic at the price of $1.00 or $0.15636 per share in 20 years.

	March 31, 2019	February 22, 2019	December 31, 2018
Underlying preferred share fair value	0.16	0.15	0.13
Number of warrants issued on February 22, 2019	19,401,832	19,401,832	14,088,498
Volatility	46.3%	48.1%	44.5%
Risk-free interest rate	1.56%	1.84%	2.82%
Remaining life until expiry	7.9	8.0	7.9
Expected dividend rate	—	—	—

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

13.	Long-term debt

The transactions during the quarter ended March 31, 2019 and the carrying value of the long-term debt at March 31, 2019 were as follows:

2019
Balance at January 1,	$125,804
Stated and accreted interest	5,484
Repayment of principal on long-term debt	(165)
Repayment of stated interest on long-term debt	(2,182)
Drawdown on Credit Facility	18,677
Foreign exchange revaluation on Credit Facility balance	(1,379)

Balance at March 31,	$146,239

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

At March 31, 2019, the carrying amount of the debt comprised the following loans:

March 31, 2019
OID loan having a face value of $61,704 maturing on September 30, 2024 with an effective interest rate of 20.06% 1) 2)	$28,476
OID loan having a face value of $17,255 maturing on September 30, 2024 with an effective interest rate of 20.06% 1) 2)	7,963
OID loan having a face value of $30,593 maturing on September 30, 2024 with an effective interest rate of 20.06% 1) 2)	14,118
US dollars Credit Facility draws of US$95 million ($126,797), expiring on September 30, 2024 bearing stated interest of 8.5% per annum (effective interest rate of 17.45%) 1)	94,719
Non-interest bearing government term loan having a principal amount of $988 repayable in equal monthly installments of $82 until January 31, 2020 with an effective interest rate of 8.8%	963

$146,239
Less current portion of long-term debt	(3,328)

Long-term portion of long-term debt	$142,911

1)	The loans are secured by all the assets of the Corporation and require that certain covenants be respected including maintaining an adjusted working capital ratio.
2)	On July 31, 2022, the OID loans will be converted into cash paying loans bearing interest at an annual rate of 10%, payable quarterly.

On February 22, 2019, the Corporation amended the fourth loan agreement (“Credit Facility”) with the addition of two tranches of US$10 million and US$5 million which the Corporation drew on February 22 and March 22, 2019, respectively. Those two tranches bear interest at an annual rate of 8.5% payable quarterly. Concurrently with the amendment, the Corporation agreed to reduce the exercise price of Warrants #9 from $1.00 to $0.15636 per preferred share and to immediately issue those warrants (note 12). The incremental fair value of the warrant liability of $1,137 was recognized as deferred financing fees related to the additional two tranches received. The Corporation recorded the credit facility draws on February 22, 2019 and March 22, 2019 at its fair value at the transaction date less the associated transaction costs and deferred financing fees of $45 and $1,137 respectively, for a net amount of $18,677.

As at March 31, 2019, the Corporation was not in breach of its covenants under its credit facilities, as a result of a waiver obtained in March 2019, wherein the holder of the long-term debt confirmed that the breached covenants will not be deemed to constitute an event of default. The holder of the long-term debt also agreed to defer the payment of interest that was originally due under the terms of the existing Credit Facility on March 31, 2019, to a later date in April 2019.

Subsequent to quarter end, the Corporation entered into a debt restructuring agreement with the long-term debt holder (note 20).

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

14.	Other long-term liabilities

	March 31, 2019	December 31, 2018
Settlement fee payable	$106	$102
Royalty payment obligations	3,003	3,077
License acquisition payment obligation	1,335	2,726
Other employee benefit liabilities	2,340	2,399
Other long-term liabilities	—	330

	$6,784	$8,634
Less:
Current portion of settlement fee payable (note 10)	(106)	(102)
Current portion of royalty payment obligations (note 10)	(37)	(68)
Current portion of license acquisition payment obligation (note 10)	(1,335)	(1,363)
Current portion of employee benefit liabilities (note 10)	(1,555)	(1,406)

	$3,751	$5,695

15.	Contractual obligations

The following table presents the contractual maturities of the financial liabilities as of March 31, 2019:

		Contractual Cash flows
At March 31, 2019	Carrying amount	Payable within 1 year	2 -5 years	6 years	Later than 6 years	Total
Accounts payable and accrued liabilities	$29,376	$29,376	$—	$—	$—	$29,376
Long-term portion of royalty payment obligations	2,966	—	3,444	27	254	3,725
Lease liabilities 1)	43,125	10,184	30,724	6,513	33,951	81,372
Long-term portion of other employee benefit liabilities	785	—	785	—	—	785
Long-term debt 2)	142,911	12,002	61,901	247,329	—	321,232

	$219,163	$51,562	$96,854	$253,869	$34,205	$436,490

1)	Lease liabilities contractual payments only include the payment for the committed lease terms and exclude renewal periods not committed to.
2)

Under the terms of the OID loans and the Credit Facility (note 13), the holder of Warrants #2, 8 and 9 may decide to cancel a portion of the face values of these loans as payment upon the exercise of these warrants. The maximum repayment due on these loans has been included in the above table.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

16.	Share capital and other equity instruments

a)	Share capital

	March 31, 2019		March 31, 2018
	Number	Amount	Number	Amount
Issued common shares	739,130,546	$589,602	712,329,990	$577,947
Share purchase loan to a former officer	—	—	—	(400)

Issued and fully paid common shares	739,130,546	$589,602	712,329,990	$577,547

Changes in the issued and outstanding common shares during the quarters ended March 31, 2019 and 2018 were as follows:

	March 31, 2019		March 31, 2018
	Number	Amount	Number	Amount
Balance - beginning of period	720,368,286	$583,117	710,593,273	$575,150
Issued to acquire assets	4,420,000	1,326	1,113,342	1,960
Exercise of stock options (note 16b)	—	—	623,375	437
Share issued for cash	12,870,600	4,214	—	—
Shares released from escrow	—	400	—	—
Shares issued in payment to suppliers	1,471,660	545	—	—

Balance - end of period	739,130,546	$589,602	712,329,990	$577,547

2019

In November 2018, the Corporation entered into an ”At-the-Market” (“ATM”) equity distribution agreement (“EDA”) under which the Corporation is able, at its discretion and from time to time, subject to conditions in the EDA, to offer common shares through ATM issuances on the TSX or any other marketplace for aggregate proceeds not exceeding $31 million. This agreement provides that common shares are to be sold at market prices prevailing at the time of sale. In the quarter ended March 31, 2019, the Corporation issued a total of 12,870,600 common shares at an average price of $0.33 per share under the ATM for aggregate gross proceeds of $4,214, less transaction costs of $126 recorded in deficit, for total net proceeds of $4,088.

On January 29, 2019, the Corporation issued 4,420,000 common shares in settlement of second payment due for the license acquisition payment obligation and recorded $1,326 in share capital based on the market value of the shares on that date.

On February 25 and 27, 2019, the Corporation issued a total of 1,471,660 common shares in payment for amounts due to certain suppliers. This transaction was accounted for as an extinguishment of liabilities and the difference between the carrying value of the accounts payable of $465 and the amount recorded for the shares issued of $545, which were valued at the market price of the shares on their date of issuance, was recorded as a loss on extinguishment of liabilities of $80.

As part of the settlement agreement concluded in April 2019 with the former CEO of the Corporation, common shares held in escrow as security for a share purchase loan of $400 to the former CEO were released and the loan extinguished in exchange for the receipt of a payment of $137, representing the fair value of the shares at the time of the settlement.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

2018

On January 29, 2018, the Corporation issued 742,228 common shares in partial payment for the acquisition of a license and 371,114 common shares to acquire an option to buy production equipment. Based on the $1.76 share price on that date, the values attributed to the shares issued were $1,960.

b)	Contributed surplus (Share-based payments)

Stock options

Changes in the number of stock options outstanding during the quarters ended March 31, 2019 and 2018 were as follows:

	March 31, 2019		March 31, 2018
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance - beginning of period	21,815,029	$1.47	14,463,270	$1.79
Granted	1,622,620	0.30	—	—
Forfeited	(916,980)	1.37	(155,784)	1.99
Exercised	—	—	(623,375)	0.42

Balance - end of period	22,520,669	$1.39	13,684,111	$1.85

During the quarter ended March 31, 2019, 1,622,620 options having a contractual term of 10 years were granted.

During the quarter ended March 31, 2018, 623,375 options were exercised resulting in cash proceeds of $260 and a transfer from contributed surplus to share capital of $177. The weighted average share price on the date of exercise of the options during the quarter ended March 31, 2018 was $1.55.

The Corporation uses the Black-Scholes option pricing model to calculate the fair value of options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the quarter ended March 31, 2019 was as follows:

2019
Expected dividend rate	—
Expected volatility of share price	68.4%
Risk-free interest rate	1.9%
Expected life in years	6.3
Weighted average grant date fair value	$0.19

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

At March 31, 2019, options issued and outstanding by range of exercise price are as follows:

Range of exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.30 - $ 0.77	11,926,981	9.7	$0.69	1,156,268	$0.75
$1.10 - $ 2.02	2,671,511	1.4	1.26	2,323,239	1.22
$2.07 - $ 2.44	5,414,404	4.7	2.24	3,421,748	2.29
$2.55 - $ 3.19	2,507,773	2.1	2.99	1,659,693	2.99

	22,520,669	6.7	$1.39	8,560,948	$1.92

A share-based payment compensation expense of $487 was recorded for the options for the quarter ended March 31, 2019 ($725 for the quarter ended March 31, 2018).

Restricted share units (“RSU”)

Changes in the number of RSU outstanding during the quarter ended March 31, 2019 and 2018 were as follows:

	March 31, 2019	March 31, 2018
Balance - beginning of period	18,517,567	10,561,283
Granted	12,568,600	—
Expired	—	(817,279)
Forfeited	—	(53,330)
Cancelled	(153,916)	—

Balance - end of period	30,932,251	9,690,674

On January 31, 2019, the Corporation granted 12,568,600 RSU at a grant price of $0.30 that will vest over a one-year period. At March 31, 2019, 3,303,687 vested RSU and 27,628,564 unvested RSU were outstanding. At March 31, 2018, 1,895,224 vested RSU and 7,795,450 unvested RSU were outstanding. A share-based payment compensation expense of $1,045 was recorded during the quarter ended March 31, 2019 ($395 for the quarter ended March 31, 2018).

Share-based payment expense

The total share-based payment expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarters ended March 31, 2019 and 2018 as indicated in the following table:

	Quarter ended March 31,
	2019	2018
Cost of sales and other production expenses	$—	$54
Research and development expenses	692	470
Administration, selling and marketing expenses	840	596

	$1,532	$1,120

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

c)	Warrants

The following table summarizes the changes in the number of warrants outstanding during the quarters ended March 31, 2019 and 2018:

	March 31, 2019		March 31, 2018
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance of warrants - beginning of period	153,611,386	$1.03	121,672,099	$2.11
Issued - debt modification 1)	19,401,832	0.16	—	—
Issued to acquire assets	—	—	4,000,000	3.00

Balance of warrants - end of period	173,013,218	$0.93	125,672,099	$2.14

Balance of warrants exercisable - end of period	171,013,218	$0.91	97,672,099	$2.21

1)	Warrants #9 can be exercise in exchange for preferred shares.

2019

On February 22, 2019, pursuant to modifying the fourth loan agreement (note 13), the Corporation issued 19,401,832 warrants, Warrants #9, having an exercise price of $0.15636. Warrants #9 do not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they must be accounted for as a financial instrument carried at fair value through profit or loss (note 12). Subsequent to quarter end the Warrants #1, 2, 8 and 9 were cancelled and new warrants were issued (note 20).

2018

On January 29, 2018, the Corporation issued 4,000,000 warrants to acquire common shares in consideration of a license. The warrants have an exercise price of $3.00 per share and expire after five years. The first 2,000,000 warrants become exercisable after one year while the second 2,000,000 warrants become exercisable after two year. The fair value of the warrants and consequently the value of the license is $1,743 and was determined using a Black-Scholes option pricing model.

On November 30, 2017, pursuant to entering into the Credit Facility agreement, the Corporation issued the Warrants #7 to the holder of the long-term debt. The Warrants #7 consist of 54,000,000 warrants of which 10,000,000 warrants became exercisable as of the date of the agreement and the remaining 44,000,000 warrants become exercisable as and if the Corporation draws upon the Credit Facility in increments of US$10 million.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

As the Corporation drew an amount of US$10 million on the Credit Facility on each of January 22 and February 23, 2018, the amounts received were allocated to the debt and the warrants based on their fair value at the time of the drawdown. The value of the proceeds attributed to the warrants that became exercisable on those dates was $2,925 and $2,645 respectively, which was recorded in equity. At the time of these transactions, each warrant gave the holder the right to acquire one common share at an exercise price of $1.70 and were expiring on June 30, 2026. The terms of these warrants were subsequently modified. Although the warrants are issued and outstanding in the warrant table as of November 30, 2017, for accounting purposes, these warrants will be recognized and measured at the time they become exercisable.

As at March 31, 2019, the following warrants were outstanding:

Number	Expiry date		Exercise price
277,910	September 2019		$6.39
1,000,000	September 2021		0.52
20,276,595	September 2021		0.77
4,000,000	January 2023		3.00
128,056,881	November 2026		1.00
19,401,832	February 2027	1)	0.16

173,013,218			$0.93

1)	Warrants #9 can be exercise in exchange for preferred shares.

17.	Non-controlling interests

The interest in the subsidiaries for which the Corporation holds less than 100 % interest as at March 31, 2019, December 31, 2018 and March 31, 2018 are as follows:

Name of subsidiary	Segment activity	Place of incorporation and operation		Proportion of ownership interest held by the group
			March 31, 2019	December 31, 2018	March 31, 2018
Prometic Bioproduction Inc.	Plasma-derived therapeutics	Quebec, Canada	100%	100%	87%
Pathogen Removal and Diagnostic Technologies Inc.	Bioseparations	Delaware, U.S.	77%	77%	77%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%	73%	73%

The non-controlling interest (“NCI”) in Prometic Bioproduction Inc.’s results were recognized until April 2018.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

The NCI balance on the consolidated statements of financial position and the losses allocated to the NCI in the consolidated statements of operations, per subsidiary are as follows:

	March 31, 2019	December 31, 2018
Consolidated statements of financial position:
Pathogen Removal and Diagnostic Technologies Inc.	(7,140)	(6,542)

Total non-controlling interests	$(7,140)	$(6,542)

	Quarter ended March 31,
	2019	2018
Consolidated statements of operations:
Prometic Bioproduction Inc.	$—	$(749)
Pathogen Removal and Diagnostic Technologies Inc.	(598)	(540)
NantPro Biosciences, LLC	(100)	(1,655)

Total non-controlling interests	$(698)	$(2,944)

The NantPro Biosciences, LLC non-controlling interest’s share in the funding of the subsidiary by Prometic was $100 for the quarter ended March 31, 2019 ($1,655 for the quarter ended March 31, 2018) and has been presented in the consolidated statements of changes in equity.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

18.	Revenues

	Quarter ended March 31,
	2019	2018
Revenues from the sale of goods	$7,755	$3,789
Revenues from the rendering of services	443	250
Rental revenue	35	253

	$8,233	$4,292

19.	Segmented information

The Corporation’s three operating segments are Small molecule therapeutics, Plasma-derived therapeutics and Bioseparations.

a) Revenues and expenses by operating segments:

For the quarter ended March 31, 2019	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$31	$2,198	$5,969	$35	$8,233
Intersegment revenues	—	7	—	(7)	—

Total revenues	31	2,205	5,969	28	8,233
Cost of sales and other production expenses	—	1,130	3,222	—	4,352
Manufacturing and purchase cost of therapeutics used for R&D activities	—	9,234	—	(17)	9,217
R&D - Other expenses	2,705	5,476	1,794	—	9,975
Administration, selling and marketing expenses	631	1,962	850	4,201	7,644

Segment profit (loss)	$(3,305)	$(15,597)	$103	$(4,156)	$(22,955)
Gain on foreign exchange					(1,783)
Finance costs					7,353
Loss on extinguishments of liabilities					80
Change in fair value of financial instruments measured at fair value through profit or loss					229

Net loss before income taxes					$(28,834)

Other information
Depreciation and amortization	$177	$1,799	$315	$144	$2,435
Share-based payment expense	397	351	67	717	1,532

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

For the quarter ended March 31, 2018	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$523	$3,734	$35	$4,292
Intersegment revenues	—	14	117	(131)	—

Total revenues	—	537	3,851	(96)	4,292
Cost of sales and other production expenses	—	2,104	2,732	(70)	4,766
Manufacturing and purchase cost of therapeutics used for R&D activities	684	6,331	—	(31)	6,984
R&D - Other expenses	4,266	9,385	1,781	—	15,432
Administration, selling and marketing expenses	897	2,908	753	3,145	7,703

Segment Loss	$(5,847)	$(20,191)	$(1,415)	$(3,140)	$(30,593)
Loss on foreign exchange					1,111
Finance costs					4,243

Net loss before income taxes					$(35,947)

Other information
Depreciation and amortization	$131	$827	$243	$81	$1,282
Share-based payment expense	171	303	68	578	1,120

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

b) Revenues by location

	Quarter ended March 31,
	2019	2018
Switzerland	$2,639	$916
United States	3,164	5
Netherlands	1,174	604
Canada	842	558
Austria	—	1,976
Other countries	414	233

	$8,233	$4,292

Revenues are attributed to countries based on the location of customers.

The Corporation derives significant revenues from certain customers. During the quarter ended March 31, 2019, there were three customers in the Bioseparations segment who accounted for 64% (32%, 19% and 13% respectively) of total revenues and one customer in the Plasma-derived therapeutics segment who accounted for 17% of total revenues. For the quarter ended March 31, 2018, there were three customers who accounted for 81% (46%, 21% and 14% respectively) of total revenues in the Bioseparations segment.

20.	Subsequent event

On April 23, 2019, the Corporation entered into a debt restructuring agreement with the long-term debt holder. Under the terms of the restructuring agreement, the US$95 million of principal plus interest due on the Credit Facility was extinguished and the aggregate face value of the original issue discount loans was reduced by $99,552 to $10,000 with the remaining loan balance modified into an interest-bearing loan. The indebtedness was reduced by $228,888 by way of conversion into common shares of Prometic, at a conversion price rounded to the nearest five decimals of $0.01521 per common share resulting in the issuance of 15,050,312,371 common shares on that date. Concurrently, the Corporation closed a private placement for 4,931,554,664 common shares at a subscription price of $0.01521 for gross proceeds of $75,000.

On April 23, 2019, pursuant to the debt restructuring, the Corporation cancelled the 168,735,308 warrants held by the long-term debt holder (Warrants #1, 2, 8 and 9) and replaced them with an equivalent number of warrants (“Warrants #10”) that will be exercisable at an exercise price of $0.01521 per common share and expire on April 23, 2027.

The Corporation is currently assessing the accounting treatment of these transactions.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

As a result of the share exchange transaction, more than 50% of the issued shares of Prometic will be owned by a single shareholder. Tax rules in the jurisdictions in which Prometic operates generally have restrictions in the utilization of tax attributes due to change of control events. The Corporation is currently reviewing the impact of the transaction on its various available tax attributes in the main jurisdictions in which it carries on business (Canada, the U.S, and the U.K.).